March 4, 2026

Martin Brenner
Chief Executive Officer
iBio, Inc.
11750 Sorrento Valley Road, Suite 200
San Diego, CA 92121

       Re: iBio, Inc.
           Registration Statement on Form S-3
           Filed February 27, 2026
           File No. 333-293864
Dear Martin Brenner:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tyler Howes at 202-551-3370 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:    Melissa Palat Murawsky, Esq.